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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CENTRAL GOLDTRUST
(Name of Subject Company)

SPROTT ASSET MANAGEMENT LP
SPROTT ASSET MANAGEMENT GOLD BID LP
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
SPROTT PHYSICAL GOLD TRUST
(Offerors)
(Names of Filing Persons)

UNITS
(Title of Class of Securities)

153546106
(Cusip Number of Class of Securities)

Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 362-7172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirstin H. McTaggart Sprott Asset Management LP Suite 2700, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1 (416) 362-7172	Christopher J. Cummings, Esq.
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario, Canada M5K 1J3
(416) 504-0520	John Ciardullo, Esq. Mikhel Voore, Esq. Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$814,900,275	$162,980.06

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$42.225, which is the average of the high and low sale prices of Central GoldTrust units as reported on the NYSE MKT on May 20, 2015, and (ii) 19,299,000 Central GoldTrust units in the aggregate that may be received by Sprott Physical Gold Trust or cancelled in the transaction described herein.

**
The amount of the filing fee was calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,691.41	Filing Party: Sprott Physical Gold Trust
Form or Registration No.: Form F-10	Date Filed: May 27, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO is filed by (i) Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the "Offeror") and owned and controlled by Sprott Asset Management LP (the "Manager"), the manager of Sprott Physical Gold Trust (the "Trust"), a closed-end mutual fund trust established under the laws of the Province of Ontario; (ii) the General Partner (as defined below); (iii) the Manager and (iv) the Trust. The only limited partner of the Offeror is the Manager, and the only general partner of the Offeror is Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager (the "General Partner"). This Schedule TO relates to the offer to purchase (the "Offer") by the Offeror all of the issued and outstanding units (the "Units") of Central GoldTrust ("GTU"), a trust established under the laws of the Province of Ontario (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of the Trust, upon the terms and subject to the conditions set forth in the Offeror's offer and circular, dated May 27, 2015 (the "Offer and Circular"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents").

Item 1.    Summary Term Sheet.

        The information set forth in the Offer and Circular under the heading "Summary" is incorporated herein by reference.

Item 2.    Subject Company Information.

        The name of the subject company and the issuer of the securities subject to the Offer is Central GoldTrust, a trust established under the laws of the Province of Ontario. Its principal executive offices are located at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2, and the telephone number at that address is (905) 304-4653. The information set forth in the Offer and Circular under the heading "Circular—GTU" is incorporated herein by reference.

        The subject securities are units of Central GoldTrust. Based upon information contained in Central GoldTrust's Management's Discussion and Analysis for the quarter ended March 31, 2015, attached as Exhibit 99.2 to Central GoldTrust's Form 6-K filed April 24, 2015, there were 19,299,000 Units outstanding as of March 31, 2015.

        The information set forth in the Offer and Circular under "Circular—Certain Information Concerning the Securities of CGT" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The Offeror, the General Partner, the Manager and the Trust are the filing persons. Their principal executive offices are located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, and the telephone number at that address is (416) 362-7172. The information set forth in the Offer and Circular under "Circular—The Offeror, Sprott Asset Management LP and Sprott Physical Gold Trust" and in Schedule B to the Offer and Circular titled "Certain Information Regarding the Directors and Executive Officers of SAM Gold Bid GP, the Manager and SAM GP Inc." is incorporated herein by reference.

        In the past five years, none of the Offeror, the General Partner, the Manager and the Trust has been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 4.    Terms of the Transaction

        (a)(1)(i)-(viii)    The information set forth under "Summary," "Offer—The Offer and the Merger Transaction," "Offer—Time for Deposit," "Offer—Manner of Acceptance," "Offer—Extension, Variation or Change of the Offer," "Offer—Take-up of and Payment for Tendered GTU Units," "Offer—Return of Deposited GTU Units" and "Offer—Withdrawal of Deposited GTU Units" in the Offer and Circular is incorporated herein by reference.

        (a)(ix)    Not applicable.

        (a)(x)    The information set forth in the Offer and Circular under "Circular—Summary Comparison of Material Differences between the PHYS Trust Agreement and the GTU Declaration of Trust and of the Canadian Securities Regulatory Regime for Investment Funds and Public Companies" is incorporated herein by reference.

        (a)(xi)    The information set forth in the Offer and Circular under "Circular—Accounting Consequences of the Offer" is incorporated herein by reference.

        (a)(xii)    The information set forth in the Offer and Circular under "Circular—Certain United States Federal Income Tax Considerations" is incorporated herein by reference.

  (b)
  Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        During the past two years, there have not been any transactions between the Trust, the Manager, the General Partner, the Offeror or any of their respective subsidiaries or, to the best knowledge of the Manager, the General Partner or the Offeror, any of the persons listed in Schedule B to the Offer and Circular, on the one hand, and GTU or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item, except as disclosed below.

        The information set forth in the Offer and Circular under "Circular—Agreements, Commitments or Understandings" and "Circular—Background to the Offer" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the Offer and Circular under "Summary," "Circular—Reasons to Participate in the Offer," "Circular—Background to the Offer," "Circular—Purpose of the Offer and the Offeror's Plans for GTU," "Offer—GTU Units Not Deposited Under the Offer," "Circular—Effect of the Offer and the Merger Transaction on the Market for and Listing of GTU Units and Status as a Reporting Issuer" and "Circular—Risk Factors" in the Offer and Circular is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the Offer and Circular under "Circular—Source of Funds and Payment of Expenses" and "Circular—Dealer Managers and Soliciting Dealer Group" is incorporated herein by reference.

Item 8.    Interest in Securities of Subject Company.

        The information set forth in the Offer and Circular under "Circular—Holdings of Securities of GTU", "Circular—Trading in Securities of GTU" and "Circular—Commitments to Acquire GTU Units" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the Offer and Circular under "Circular—Dealer Managers and Soliciting Dealer Group," "Circular—Depositary" and "Circular—Information Agent" is incorporated herein by reference.

Item 10.    Financial Statements.

        The information set forth in the Offer and Circular under "Circular—Summary of Sprott Physical Gold Trust's Historical and Pro Forma Financial Information" and in Schedule A—"Unaudited Pro Forma Consolidated Financial Statements" is incorporated herein by reference. The information set forth in the following documents incorporated by reference into the Offer and Circular is incorporated by reference herein: (i) the audited annual statements of financial position of the Trust as at December 31, 2014 and December 31, 2013 and the statements of comprehensive income, changes in equity and cash flows for the years ended

December 31, 2014 and December 31, 2013 and the auditors' reports thereon and (ii) the March 31, 2015 unaudited interim financial statements of the Trust.

Item 11.    Additional Information.

        Neither the Offeror, the General Partner, the Manager, the Trust nor any of their respective directors, executive officers, controlling persons or subsidiaries is a party to any present or proposed material agreement, arrangement, understanding or relationship with GTU or any of GTU's executive officers, directors, controlling persons or subsidiaries that would require disclosure under Item 1011(a)(1) of Regulation M-A.

        The information set forth in the Offer and Circular under "Offer—Agreements, Commitments or Understandings," "Offer—Conditions of the Offer" and "Circular—Regulatory Matters" is incorporated herein by reference.

        To the extent not already incorporated into this Schedule TO, the information set forth in the Offer Documents is incorporated herein by reference.

Item 12.    Exhibits.

        See Exhibit Index.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2015

SPROTT ASSET MANAGEMENT GOLD BID LP By Sprott Asset Management Gold Bid GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT LP By Sprott Asset Management GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer
SPROTT PHYSICAL GOLD TRUST By Sprott Asset Management LP, as manager of the Trust
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)*	Offer and Circular, dated May 27, 2015.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)**	Press Release dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(iv)**	Video Transcript dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(v)**	Letter from the CEO of the Trust to the Trust's unitholders, dated April 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 24, 2015).
(a)(1)(vi)**	Press Release dated April 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 28, 2015).
(a)(1)(vii)**	Press Release dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(viii)**	Investor Relations Presentation dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(ix)**	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(x)*	Form of Merger Agreement by and among the Trust, the Offeror and GTU.
(a)(1)(xi)**

The Annual Information Form of the Trust for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to the Trust's Form 40-F (Commission File No. 001-34638) filed with the Commission on March 30, 2015 (the "Form 40-F")).

(a)(1)(xii)**

The annual audited consolidated financial statements of the Trust for the years ended December 31, 2014 and December 31, 2013 and notes and the auditor's report in respect thereof, and management's report of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to the Form 40-F).

(a)(1)(xiii)**

The unaudited interim financial statements of the Trust for the three months ended March 31, 2015 and management's report of fund performance for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's Form 6-K (Commission File No. 001-34638) filed with the Commission on May 11, 2015.

(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.
**
Incorporated by reference.

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